UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

APAC Customer Services, Inc

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00185E106

(CUSIP Number)

April 27, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Trigran Investments, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois company

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,743,987 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,743,987 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,743,987 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) Approximately 5.5% as of the date of this filing (based on 49,848,654 shares of Common Stock issued and outstanding as of April 3, 2006).

12.	Type of Reporting Person (See Instructions) CO

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Douglas Granat

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,743,987 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,743,987 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,743,987 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) Approximately 5.5% as of the date of this filing (based on 49,848,654 shares of Common Stock issued and outstanding as of April 27, 2006).

12.	Type of Reporting Person (See Instructions) IN

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lawrence A. Oberman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,743,987 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,743,987 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,743,987 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) Approximately 5.5% as of the date of this filing (based on 49,848,654 shares of Common Stock issued and outstanding as of April 27, 2006).

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer APAC Customer Services, Inc.
	(b)	Address of Issuer’s Principal Executive Offices Six Parkway North Center Suite 400 Deerfield, IL 60015

Item 2.
	(a)	Name of Person Filing
	(b)	Address of Principal Business Office or, if none, Residence
(c)

Citizenship

Trigran Investments, Inc.

3201 Old Glenview Road, Suite 235

Wilmette, Illinois 60091

Illinois company

Douglas Granat

3201 Old Glenview Road, Suite 235

Wilmette, Illinois 60091

U.S. Citizen

Lawrence A. Oberman

3201 Old Glenview Road, Suite 235

Wilmette, Illinois 60091

U.S. Citizen

	(d)	Title of Class of Securities Common Stock, par value $0.01 per share
	(e)	CUSIP Number: 00185E106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box: ☐
Item 4.	Ownership
TRIGRAN INVESTMENTS, INC. DOUGLAS GRANAT LAWRENCE A. OBERMAN
	(a)	Amount beneficially owned: 2,743,987 shares of Common Stock (1)
	(b)	Percent of class: Approximately 5.5% as of the date of this filing (based on 49,848,654 shares of Common Stock issued and outstanding as of April 27, 2006).
	(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 0
	(ii)	Shared power to vote or to direct the vote 2,743,987 shares of Common Stock
	(iii)	Sole power to dispose or to direct the disposition of 0
	(iv)	Shared power to dispose or to direct the disposition of 2,743,987 shares of Common Stock

(1) Douglas Granat and Lawrence A. Oberman are the controlling shareholders and sole directors of Trigran Investments, Inc.  Trigran Investments, Inc. is the general partner of Trigran Investments, L.P.  and Trigran Investments, L.P. II.  As of the date of this filing, Trigran Investments, L.P. directly owns 1,894,998 shares (representing approximately 3.8% of the outstanding shares of the issuer) and Trigran Investments, L.P. II owns 848,989 shares (representing approximately 1.7% of the outstanding shares of the issuer).

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and re not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this  3rd day of May, 2006.

TRIGRAN INVESTMENTS, INC.

By:	/s/ Lawrence A. Oberman
Name: Lawrence A. Oberman
Its: Executive Vice President

/s/ Lawrence A. Oberman
Lawrence A. Oberman

/s/ Douglas Granat
Douglas Granat

INDEX TO EXHIBITS	PAGE

EXHIBIT 1: Agreement to Make a Joint Filing	10